[redacted]

14045907

MK 3/11/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

SEC Mail Processing Section
FEB 25 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26090

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1,2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Meridien Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Dorrance Street - Suite 524
(No and Street)

Providence	RI	02903
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael L. Balasco (401) 272-4700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Frechette, McCrory, Michael & Co.
(Name – *if individual, state last, first, middle name*)

40 Westminster Street - Suite 600	Providence	RI	02903
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/14

OATH OR AFFIRMATION

I, Michael L. Balasco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Meridien Financial Group, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President Principal
Title

Notary Public

Michelle M. Noon
Notary Public
State of Rhode Island
Commission Expires 4/7/2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERIDIEN FINANCIAL GROUP, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2013 and 2012

ASSETS		2013		2012
Cash	$	151,319	$	107,180
Commissions receivable		65,498		73,576
Note receivable, related party		-		100
Prepaid expenses		632		1,390
Furniture and office equipment, at cost, less accumulated depreciation 2013 $67,574; 2012 $73,001		33,373		42,348
Deferred tax asset		21,385		26,898
	$	272,207	$	251,492
LIABILITIES AND STOCKHOLDERS' EQUITY				
LIABILITIES				
Accounts payable	$	17,545	$	11,200
Commissions payable		110,304		126,313
Income taxes payable		800		800
		128,649		138,313
STOCKHOLDERS' EQUITY				
Common stock, no par value, authorized 400 shares; issued 374 shares		20,125		20,125
Additional paid-in capital		137,000		129,000
Retained deficit		(13,567)		(35,946)
		143,558		113,179
	$	272,207	$	251,492

See Notes to Financial Statements

MERIDIEN FINANCIAL GROUP, INC.

STATEMENTS OF INCOME
Years Ended December 31, 2013 and 2012

	2013	2012
REVENUES	$ 1,787,373	$ 1,508,890
EXPENSES		
Compensation costs	1,198,583	987,775
Administrative services:		
Affiliate	257,350	351,900
Agencies	17,049	-
Office supplies and expense	71,296	87,545
Rent	58,400	56,200
Professional fees	34,965	29,235
Travel and entertainment	30,225	29,971
Telephone	24,025	24,189
Postage and printing	17,752	15,459
Depreciation	14,424	15,963
Dues, subscriptions and licenses	14,343	15,197
Insurance	13,363	15,299
Maintenance	2,373	2,836
Continuing education	1,095	1,139
Contributions	1,025	1,256
Miscellaneous	804	-
Advertising	275	3,122
	1,757,347	1,637,086
Operating income (loss)	30,026	(128,196)
OTHER INCOME (EXPENSE)		
Interest income	24	45
Miscellaneous income	-	269
Loss on disposal of equipment	(1,358)	(1,570)
	(1,334)	(1,256)
Income (loss) before income taxes	28,692	(129,452)
INCOME TAXES (BENEFIT)	6,313	(29,755)
Net income (loss)	$ 22,379	$ (99,697)

See Notes to Financial Statements

MERIDIEN FINANCIAL GROUP, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2013 and 2012

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)
Balances at January 1, 2012	$ 20,125	$ 129,000	$ 63,751
Net loss	-	-	(99,697)
Balances at December 31, 2012	$ 20,125	$ 129,000	$ (35,946)
Balances at January 1, 2013	$ 20,125	$ 129,000	$ (35,946)
Capital contributions	-	8,000	-
Net income	-	-	22,379
Balances at December 31, 2013	$ 20,125	$ 137,000	$ (13,567)

See Notes to Financial Statements

MERIDIEN FINANCIAL GROUP, INC.

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2013 and 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 22,379	$ (99,697)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	14,424	15,963
Loss on disposal of equipment	1,358	1,570
Deferred taxes	5,513	(30,555)
Changes in assets and liabilities:		
Decrease in:		
Commissions receivable	8,078	42,176
Prepaid expenses	758	1,555
Increase (decrease) in:		
Accounts payable	6,345	(2,650)
Commissions payable	(16,009)	(21,963)
Net cash provided by (used in) operating activities	42,846	(93,601)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(6,807)	(19,719)
Collections under note receivable, related party	100	86,700
Net cash (used in) provided by investing activities	(6,707)	66,981
CASH FLOWS FROM FINANCING ACTIVITY		
Capital contributions	8,000	-
Net cash provided by financing activity	8,000	-
Net increase (decrease) in cash	44,139	(26,620)
CASH		
Beginning	107,180	133,800
Ending	$ 151,319	$ 107,180
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES		
Loss on disposal of assets:		
Cost of assets disposed	$ 21,209	$ 32,400
Accumulated depreciation on assets disposed	(19,851)	(30,830)
	$ 1,358	$ 1,570

See Notes to Financial Statements

MERIDIEN FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business: Meridien Financial Group, Inc. (the Company) is a Rhode Island broker/dealer regulated by the Financial Industry Regulatory Authority and a member of the Securities Investors Protection Corporation. The Company's principal business activity consists of the generation of commission income from the sale of mutual funds, variable life insurance, variable annuities and shares in registered investment companies.

The Company operates under the provisions of Paragraph (k)(1) - limited business (mutual funds and/or variable annuities only) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

A summary of the Company's significant accounting policies follows:

Commissions receivable: The Company carries its receivables at cost. On a periodic basis, management evaluates its commissions receivable and establishes an allowance for doubtful accounts, based on a history of past write offs and collections and current credit conditions. The Company has deemed an allowance for such loss is unnecessary, since historically these losses have been minimal and immaterial.

Income recognition: Commission revenue is earned from the sale of mutual funds, variable life insurance, and variable annuities to customers. Commission revenue and related expenses are recorded on the date of the transaction.

Property, equipment and depreciation: Property and equipment are stated at cost. Depreciation is computed using both straight-line and accelerated methods for financial reporting purposes and is based on estimates of useful lives, ranging from 5 to 10 years.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deferred taxes: Deferred taxes for the Company are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets relate primarily to depreciation and operating loss carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Income taxes: The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

MERIDIEN FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company recognizes and measures its unrecognized tax benefits in accordance with GAAP. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The open tax years are 2010-2013.

Advertising costs: The Company charges advertising costs to expense as incurred. Advertising costs for the years ended 2013 and 2012 were $275 and $3,122, respectively.

Note 2. CASH

The Company maintains its cash accounts in one commercial bank. At times, the amount in the accounts may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Note 3. RELATED PARTY TRANSACTIONS

The Company rents space from a company affiliated through common ownership on a month-to-month basis. In addition, the Company is charged monthly for administrative services provided by the affiliate.

Amounts charged to expense as a result of transactions with the related party during the years ended December 31, 2013 and 2012 consisted of the following:

	2013	2012
Administrative services	$ 257,350	$ 351,900
Rent	58,400	56,200
Postage	9,600	9,600
Lease expense	5,400	5,400
	$ 330,750	$ 423,100

In addition, the Company paid commissions and management fees of $658,275 and $519,985 to the stockholders of the Company during 2013 and 2012, respectively. Commissions payable included $16,671 and $43,026 to the stockholders of the Company at December 31, 2013 and 2012, respectively.

Note 4. NOTE RECEIVABLE, RELATED PARTY

The Company had a note receivable due from a related party. As of December 31, 2013 and 2012, the outstanding balance on this note was $0 and $100, respectively. The note was paid in full during the year-ended December 31, 2013.

Note 5. INCOME TAXES (BENEFIT)

The components of the income tax provision for the years ended December 31, 2013 and 2012 are as follows:

	2013	2012
Current		
State	$ 800	$ 800
Deferred		
Federal	4,109	(19,464)
State	1,404	(11,091)
	5,513	(30,555)
	$ 6,313	$ (29,755)

Note 6. DEFERRED INCOME TAXES

The net deferred tax amounts included in the accompanying balance sheets include the following amounts of deferred tax assets at December 31, 2013 and 2012:

	2013	2012
Deferred tax assets		
Federal	$ 13,154	$ 17,263
State	8,231	9,635
	$ 21,385	$ 26,898

Unused net operating losses available to the Company as a reduction of future taxable income and tax liabilities are approximately $115,200 at December 31, 2013. These unused net operating losses are available through 2032.

Note 7. OPERATING LEASES

The Company leases software and online hosting services under noncancelable operating lease arrangements that extend through July 2014.

The total minimum rental commitment as of December 31, 2013 due in 2014 is $2,205.

Note 8. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of $5,000 or 6 2/3% of total aggregate indebtedness, whichever is greater. In addition, the Company's ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013, the Company had net capital of $71,121, which was in excess of its required net capital of $8,577. At December 31, 2012, the Company had net capital of $19,117, which was in excess of its required net capital of $7,241. At December 31, 2013 and 2012, the Company's ratio of aggregate indebtedness to net capital was 1.81 to 1 and 5.68 to 1, respectively.

Note 9. STATEMENT PURSUANT TO PARAGRAPH (d) OF RULE 17a-5

There are no material differences between the computation of net capital and the corresponding computation prepared by and included in the Company's unaudited Part IIA Focus Report filing as of December 31, 2013 and 2012.

Note 10. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 12, 2014, the date the financial statements were available to be issued and determined that there have been no events that have occurred that would require adjustments to the financial statements.

MERIDIEN FINANCIAL GROUP, INC.

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2013 and 2012

		2013		2012
AGGREGATE INDEBTEDNESS				
Accounts payable	$	17,545	$	11,200
Commissions payable		110,304		126,313
Income taxes payable		800		800
Less: Nonaggegate indebtedness liabilities		-		(29,701)
Total aggregate indebtedness	$	128,649	$	108,612
Minimum required net capital	$	8,577	$	7,241
NET CAPITAL				
Stockholders' equity	$	143,558	$	113,179
Deductions:				
Furniture and office equipment		33,373		42,348
Prepaid expenses		632		1,390
Deferred taxes		21,385		26,898
Notes receivable, related party		-		100
Nonallowable receivables, 12b-1 fees		17,047		23,326
Net capital		71,121		19,117
Minimum required net capital		8,577		7,241
Capital in excess of minimum requirement	$	62,544	$	11,876
Ratio of aggregate indebtedness to net capital		1.81 to 1		5.68 to 1

MERIDIEN FINANCIAL GROUP, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2013 and 2012

The Company has been exempt from Rule 15c3-3 under paragraph (k)(1), limited business (mutual funds and/or variable annuities only).

MERIDIEN FINANCIAL GROUP, INC.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2013 and 2012

The Company does not handle any customer accounts. Thus, testing of the system and procedures to comply with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities was not applicable.

MERIDIEN FINANCIAL GROUP, INC.

SCHEDULE IV

SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
December 31, 2013 and 2012

SEGREGATION REQUIREMENTS	N/A
FUNDS ON DEPOSIT IN SEGREGATION	N/A

BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

Paul D. Frechette
Edward F. McCrory
Jean Saylor
George F. Warner
Michael S. Resnick
Stephen G. Noyes

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Stockholders
Meridien Financial Group, Inc.
Providence, Rhode Island

In planning and performing our audit of the financial statements of Meridien Financial Group, Inc. (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11).

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

75 Valley Road Middletown, RI 02842 | 40 Westminster Street, Suite 600 Providence, RI 02903
P: 401.621.6200 F: 401.621.6209 www.bfmmcpa.com

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in any internal control structure and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a control deficiency or a combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Frechette, McCrory, Michael & Co.

Providence, Rhode Island
February 12, 2014

BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

Paul D. Frechette
Edward F. McCrory
Jean Saylor
George F. Warner
Michael S. Resnick
Stephen G. Noyes

AGREED-UPON PROCEDURES REPORT RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION
INDEPENDENT ACCOUNTANTS' REPORT

To the Stockholders
Meridien Financial Group, Inc.
Providence, Rhode Island

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Meridien Financial Group, Inc. (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. There was no assessment payment on Form SIPC-7; therefore, there were no disbursement records or bank records to review to ensure that checks cleared in a timely manner.

2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences.

3. No adjustments were reported in Form SIPC-7. As such, there were no procedures performed surrounding the adjustments.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the overpayment applied on Form SIPC-7 to the prior year overpayment identified by SIPC, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

75 Valley Road Middletown, RI 02842 | 40 Westminster Street, Suite 600 Providence, RI 02903
P: 401.621.6200 F: 401.621.6209 www.bfmmcpa.com

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Frechette, McCrory, Michael & Co.

Providence, Rhode Island
February 6, 2014

Signed Copy of SIPC-7
(See attached)

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

026090 FINRA DEC
MERIDIEN FINANCIAL GROUP INC 10*10
10 DORRANCE ST STE 524
PROVIDENCE RI 02903-2018

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

MICHAEL L. BALASCO, (401) 272-4700

2. A.	General Assessment (item 2e from page 2)		$ 0
B.	Less payment made with SIPC-6 filed (exclude interest)		(0)
	______ Date Paid		
C.	Less prior overpayment applied		(300.00)
D.	Assessment balance due or (overpayment)		(300.00)
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum		-0-
F.	Total assessment balance and interest due (or overpayment carried forward)		$ (300.00)
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ -0-	
H.	Overpayment carried forward	$(300.00)	<0965>

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MERIDIEN FINANCIAL GROUP, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27TH day of JANUARY, 20 14.

PRINCIPAL & PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,787,394 <0965>

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions -0-

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 1,787,370 <0965>

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 1,787,370

2d. SIPC Net Operating Revenues $ 24 <0965>

2e. General Assessment @ .0025 $ 6¢ or -0- <0965>

(to page 1, line 2.A.)